========
 FORM 4
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Able Laboratories, Inc.
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   (Last)                           (First)             (Middle)

6 Hollywood Court
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                                    (Street)

South Plainfield                      NJ                 07080
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

RxBazaar, Inc. (1)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

September 9, 2002
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person (s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

     Former 10% Owner
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________













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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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
                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                      2A.           3.           Disposed of (D)                 Owned          Form:     7.
                                      Deemed        Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                      2.              Execution     Code         ------------------------------- Reported       (D) or    Indirect
1.                    Transaction     Date, if      (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security     Date            any (Month/   ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)      Day/Year)     Code     V                   (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock          9/9/02                        J(2)             239,841      A              477,841        D
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



                            (Print or Type Response)                      (Over)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
================================================================================

                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
                 2.                                                                                        Deriv-    of
                 Conver-                          5.                             7.                        ative     Deriv-   11.
                 sion                             Number of                      Title and Amount          Secur-    ative    Nature
                 or              3A.              Derivative    6.               of Underlying     8.      ities     Secur-   of
                 Exer-           Deemed   4.      Securities    Date             Securities        Price   Bene-     ities:   In-
                 cise    3.      Exec-    Trans-  Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      ficially  Direct   direct
                 Price   Trans-  ution    action  or Disposed   Expiration Date  ----------------  Deriv-  Owned     (D) or   Bene-
1.               of      action  Date,    Code    of(D)         (Month/Day/Year)           Amount  ative   Following In-      ficial
Title of         Deriv-  Date    if any   (Instr. (Instr. 3,    ----------------           or      Secur-  Reported  direct   Owner-
Derivative       ative   (Month/ (Month/  8)      4 and 5)      Date     Expira-           Number  ity     Trans-    (I)      ship
Security         Secur-  Day/    Day/     ------  ------------  Exer-    tion              of      (Instr. action(s) (Instr. (Instr.
(Instr. 3)       ity     Year)   Year)    Code V   (A)   (D)    cisable  Date    Title     Shares  5)      (Instr. 4) 4)      4)
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
Common Stock
Purchase Warrant                                                                 Common
(right to buy)   $17.86                                         (3)     9/29/05  stock     168,000(3)       168,000(3)    D
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Series A                                                                         Common
Preferred Stock  (4)                                            (3)     N/A      stock     345,333(3)       345,333(3)    D
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Convertible                                                                      Common
Notes            $2.00(5)                                       (3)     6/17/04  stock   1,125,000(3)     1,125,000(3)(5) D
====================================================================================================================================

Explanation of Responses:

(1) Currently, there is no active trading market for the common stock. RxBazaar expects that its common stock will be listed for quotation on the OTC Bulletin Board under a symbol to be assigned by the National Association of Securities Dealers, Inc.
(2) Received pursuant to a stock dividend paid on RxBazaar's outstanding Series A Preferred Stock.
(3) Able has entered into an agreement with RxBazaar under which it may not convert or exercise any derivative security of RxBazaar if immediately after such conversion or exercise it would beneficially own greater than 4.9% of the issued and outstanding shares of common stock of RxBazaar.
(4) Each share of Series A Preferred Stock is convertible into one share of common stock.
(5) Estimated. Able has the right to convert the notes at the then current market price of the common stock.

Able Laboratories, Inc.

/s/ Dhananjay G. Wadekar, President & CEO                  September 11, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

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